UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi Tokyo Financial Group, Inc.

UFJ Holdings, Inc.

General Managers and other Executives of the New Holding Company

TOKYO, May 25, 2005 — Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc. are progressing their preparations for integration in October 2005 (subject to approval by their respective shareholders’ meetings and the relevant regulatory authorities) and announced today the following planned general managers and other executives of the new holding company.

1. Corporate Center (as of October 1, 2005)

New Position	Name	Current Position
General Manager, Corporate Administration Division	Hideki Sonobe	General Manager, Corporate Administration Division, Mitsubishi Tokyo Financial Group, Inc.

Deputy General Manager, Corporate Administration Division	Keisuke Tahara	General Manager, General Affairs Department, Deputy General Manager, Secretariat UFJ Holdings, Inc.

General Manager, Corporate Planning Division	Takami Onodera	General Manager, Corporate Policy Division, Mitsubishi Tokyo Financial Group, Inc.

Executive Officer Co-General Manager, Corporate Planning Division	Ichiro Hamakawa	Executive Officer General Manager, Corporate Planning Department and Integration Planning Office UFJ Holdings, Inc.

Executive Officer Co-General Manager, Corporate Planning Division	Takashi Oyamada	Co-General Manager, Corporate Policy Division, Mitsubishi Tokyo Financial Group, Inc.

Co-General Manager, Corporate Planning Division	Tadashi Kuroda	Deputy General Manager, Group Planning Department, UFJ Holdings, Inc.

General Manager, Public Relations Division	Hideaki Fujizuka	Deputy General Manager, Corporate Planning Division, Mitsubishi Tokyo Financial Group, Inc.

General Manager, Financial Planning Division	Hiroyuki Nakagawa	General Manager, Financial Planning Department, Mitsubishi Tokyo Financial Group, Inc.

Executive Officer General Manager, Corporate Risk Management Division	Norio Kuroiwa	Executive Officer General Manager, Corporate Risk Management Division, Mitsubishi Tokyo Financial Group, Inc.

Deputy General Manager, Corporate Risk Management Division	Kenji Fujii	General Manager, Risk Management Department, UFJ Holdings, Inc.

Executive Officer General Manager, Credit & Investment Management Division	Junichi Ito	Executive Officer General Manager, Credit & Investment Managing Division, Mitsubishi Tokyo Financial Group, Inc.

Co-General Manager, Credit & Investment Management Division	Masafumi Inagi	Co-General Manager, Credit & Investment Managing Division, Mitsubishi Tokyo Financial Group, Inc.

General Manager, Compliance Division	Susumu Kawamata	General Manager, Compliance Department, UFJ Holdings, Inc.

Executive Officer General Manager, Internal Audit Division	Kazuhiro Shimanuki	Executive Officer General Manager, Internal Audit Department, UFJ Holdings, Inc.

2. Integrated Retail Banking Business Group (as of October 1, 2005)

New Position	Name	Current Position
Executive Officer General Manager, Retail Business Planning Division	Tetsuya Wada	Executive Officer General Manager, Retail Business Planning Division, Integrated Retail Banking Business Group, Mitsubishi Tokyo Financial Group, Inc.

Deputy General Manager, Retail Business Planning Division	Mikiyasu Hiroi	General Manager, Retail Banking Promotion Department, UFJ Bank Limited

Executive Officer General Manager, Retail Business Development Division	Yoshitsugu Yokogoshi	General Manager, Public Relations Department UFJ Holdings, Inc.

Co-General Manager, Retail Business Development Division	Akinori Takeshita	Co-General Manager, Investment Products Development Division, Integrated Retail Banking Business Group, Mitsubishi Tokyo Financial Group, Inc.

Co-General Manager, Retail Business Development Division, Tokyo	Tsunehiro Fijisaka	Co-General Manager, Retail Business Development Division, Integrated Retail Banking Business Group, Mitsubishi Tokyo Financial Group, Inc.

Co-General Manager, Retail Business Development Division, Tokyo	Keiichiro Kawafune	General Manager, Retail Banking Credit Administration Department, UFJ Bank Limited

Co-General Manager, Retail Business Development Division, Tokyo	Nobuyuki Kunimatsu	Co-General Manager, Retail Business Development Division, Integrated Retail Banking Business Group, Mitsubishi Tokyo Financial Group, Inc.

Co-General Manager, Retail Business Development Division, Tokyo	Toshiharu Matsuno	Co-General Manager, Retail Business Development Division, Integrated Retail Banking Business Group, Mitsubishi Tokyo Financial Group, Inc.

Co-General Manager, Retail Business Development Division, Tokyo	Tadashi Sebata	Co-General Manager, Retail Business Development Division, Integrated Retail Banking Business Group, Mitsubishi Tokyo Financial Group, Inc.

Co-General Manager, Retail Business Development Division, Tokyo	Toshiyuki Takahashi	Deputy General Manager, Retail Banking Promotion Department (Tokyo), UFJ Bank Limited

Co-General Manager, Retail Business Development Division, Nagoya	Seiji Shiga	Co-General Manager, Retail Business Development Division, Integrated Retail Banking Business Group, Mitsubishi Tokyo Financial Group, Inc.

Co-General Manager, Retail Business Development Division, Nagoya	Kensei Shimoda	Head of Retail Banking for Kanayama Area, General Manager, Rokubancho Branch and Donko Branch, UFJ Bank Limited

Co-General Manager, Retail Business Development Division, Nagoya	Masahiko Yamada	Head of Retail Banking for Nagoya-Ekimae Area,, General Manager, Owari-Shinkawa Branch, UFJ Bank Limited

Co-General Manager, Retail Business Development Division, Osaka	Osamu Goshima	Deputy General Manager, Retail Banking Planning & Administration Department, UFJ Trust Bank Ltd.

Co-General Manager, Retail Business Development, Division, Osaka	Makoto Hashimoto	Head of Retail Banking for Keihan-Kyobashi, General Manager, Osaka- Kyobashi Branch and Morishoji Branch, UFJ Bank Limited

Co-General Manager, Retail Business Development Division, Osaka	Yasuo Nakazato	Co-General Manager, Retail Business Development Division, Integrated Retail Banking Business Group, Mitsubishi Tokyo Financial Group, Inc.

General Manager, Customer Satisfaction Planning Division	Fumio Yoshimatsu	Deputy General Manager, Retail Business Planning Division, Integrated Retail Banking Business Group, Mitsubishi Tokyo Financial Group, Inc.

General Manager, Retail Marketing Division	Takeo Tohara	Deputy General Manager, Human Resource Office Bank of Tokyo Mitsubishi

Co-General Manager, Retail Marketing Division	Gyosuke Kojima	The Mitsubishi Trust and Banking Co., On secondment to Mitsubishi Asset Management Co., Ltd.

General Manager, Private Banking Planning Division	Hiroyuki Yamanaka	General Manager, Corporate Owner Private Banking Division, Integrated Retail Banking Business Group, Mitsubishi Tokyo Financial Group, Inc.

Co-General Manager, Private Banking Planning Division	Tadafumi Takumi	Deputy General Manager, Retail Banking Planning & Administration Department, UFJ Trust Bank Ltd.

General Manager, Mortgage Business Planning Division	Takeharu Uchida	General Manager Mortgage Loan Promotion Department, UFJ Bank Ltd.

Executive Officer General Manager, Consumer Finance Planning Division	Mitsuo Imai	Executive Officer General Manager Retail Banking Planning & Administration Department, UFJ Bank Ltd.

Co-General Manager, Consumer Finance Planning Division	Yoshiya Tagasira	Co-General Manager, Retail Banking Planning & Administration Department (Tokyo), UFJ Bank Ltd.

Executive Officer General Manager, Retail Trust Business Planning Division	Yoshiyasu Ito	Executive Officer Sapporo Branch Manager, The Mitsubishi Trust and Banking Corporation

Executive Officer Responsible for Branches in the Chubu Area	Yoshiaki Masuda	Co-General Manager, Retail Business Development Division, Integrated Retail Banking Business Group, Mitsubishi Tokyo Financial Group, Inc.

Executive Officer Responsible for Branches in the Western region of Japan	Shigenobu Tokuoka	Executive Officer, General Manager, Nagoya-Ekimae Corporate Banking Office and Nagoya-Ekimae Branch, UFJ Bank Ltd.
3. Integrated Corporate Banking Business Group (as of October 1, 2005)
New Position	Name	Current Position
Executive Officer General Manager, Corporate Business Planning Division Co-General Manager, Trust Business Planning Division	Takashi Kimura	Executive Officer General Manager, Corporate Business Planning Division Co-General Manager, Trust Business Planning Division, Mitsubishi Tokyo Financial Group, Inc.

Co-General Manager, Corporate Business Planning Division Co-General Manager, Asset Management and Administration Planning Division, Integrated Trust Assets Business Group	Hikaru Yamazaki	General Manager, Business Division NO. 2, The Mitsubishi Trust and Banking Corporation

Deputy General Manager, Corporate Business Planning Division	Haruo Inoue	On secondment to JCB Co., Ltd. UFJ Bank Ltd.

Executive Officer General Manager, Trust Business Planning Division Co-General Manager, Corporate Business Planning Division Co-General Manager, Corporate Business Development Division 1	Toshiaki Kajiura	Executive Officer Trust Assets Operations Business Unit Co-General Manager, Trust Assets Planning Division, Mitsubishi Tokyo Financial Group, Inc.

Executive Officer Co-General Manager, Trust Business Planning Division	Toshikazu Nakanishi	Senior Executive Officer UFJ Trust Bank Ltd.

Co-General Manager, Trust Business Planning Division	Masahiro Fuse	General Manager, Real Estate Department UFJ Trust Bank Ltd.

Executive Officer General Manager, Investment Banking Planning Division	Takashi Morisaki	General Manager, Corporate Business Planning Division, Integrated Corporate Business Banking Group, Mitsubishi Tokyo Financial Group, Inc.

Deputy General Manager, Investment Banking Planning Division	Noriyuki Fukuda	General Manager, Planning & Administration Department, UFJ Bank Ltd.

Executive Officer General Manager, Corporate Business Development Division No. 1	Yukiharu Kihou	Executive Officer General Manager, Corporate Business Development Division No. 1, Integrated Corporate Business Banking Group, Mitsubishi Tokyo Financial Group, Inc.

Executive Officer General Manager, Corporate Business Development Division No. 2	Yukihiro Ito	Executive Officer General Manager, Corporate Banking Promotion Department (Tokyo) General Manager, Small & Medium Corporate Banking Promotion Office, UFJ Bank Ltd.

Executive Officer, General Manager, Global Planning Division	Akira Kamiya	Co-General Manager, Corporate Business Planning Division, Integrated Corporate Banking Business Group, Mitsubishi Tokyo Financial Group, Inc.

Deputy General Manager, Global Planning Division	Ichiro Kajiwara	General Manager of Commercial Banking Office, Planning & Administration Department UFJ Bank Ltd.

4. Integrated Trust Assets Business Group (as of October 1, 2005)

New Position	Name	Current Position
Executive Officer General Manager, Asset Management and Administration Planning Division	Kaoru Wachi	General Manager, Asset Management and Administration Planning Division, Integrated Trust Assets Business Group Mitsubishi Tokyo Financial Group Inc.

Co-General Manager, Asset Management and Administration Planning Division	Hiroya Saijo	General Manager, Pension Fund Management Division, The Mitsubishi Trust and Banking Corporation

Executive Officer Co-General Manager, Asset Management and Administration Planning Division	Tomoo Masuda	Executive Officer General Manager, Trust Assets Planning Division, UFJ Trust Bank Ltd.

Co-General Manager, Asset Management and Administration Planning Division	Hidefumi Yamaoka	Co-General Manager, Asset Management and Administration Planning Division, Integrated Trust Assets Business Group Mitsubishi Tokyo Financial Group, Inc.

(Contacts:)

Mitsubishi Tokyo Financial Group, Inc. Corporate Communications Office (03-3240-9059)

UFJ Holdings, Inc. Public Relations Department (03-3212-5460)

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) filed a registration statement on Form F-4 (“Form F-4”) with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. (“UFJ”) with MTFG. The Form F-4 contains a prospectus and other documents. UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F-4 and prospectus contains important information about MTFG, UFJ, management integration and related matters. U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that are filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination. The Form F-4, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT: Mr. Hirotsugu Hayashi 26F Marunouchi Bldg., 4-1 Marunouchi 2-chome, Chiyoda-ku Tokyo 100-6326 Japan 81-3-3240-9066 Hirotsugu_Hayashi@mtfg.co.jp	UFJ CONTACT: Mr. Shiro Ikushima 1-1 Otemachi 1-chome, Chiyoda-ku Tokyo 100-8114 Japan 81-3-3212-5458 shiro_ikushima@ufj.co.jp

In addition to the Form F-4, the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although MTFG’s and UFJ’s management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG and UFJ, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that MTFG filed with the U.S. SEC. Other than as required by applicable law, MTFG and UFJ do not undertake any obligation to update or revise any forward-looking information or statements.